FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding issue of super short-term debenture of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on December 25, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As resolved at the 2012 annual general meeting of Huaneng Power International, Inc. (the "Company") held on 19 June 2013, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB30 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB30 billion at any time within the period as prescribed therein) in the PRC within 24 months from the date on which the shareholders’ approval was obtained.

The Company has recently completed the issue of the fourth tranche of the Company’s super short-term debentures for 2013 (the "Debentures"). The total issuing amount was RMB5 billion with a maturity period of 270 days whereas the unit face value is RMB100 and the interest rate is 5.70%.

The Bank of China Limited and Industrial and Commercial Bank of China Limited act as the joint lead underwriters to form the underwriting syndicate for the Debentures,

which were placed through book-building and issued in the domestic debenture market among banks. The proceeds from the Debentures will be used principally to settle part of the bank loans so as to improve its debt structure and to supplement short term operational working capital.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)

Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
25 December 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:     December 26, 2013